SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year Ended December 31, 2002

OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-26993

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

EverTrust Financial Group, Inc.
401(k) Profit Sharing Plan and Trust

B.     Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

EverTrust Financial Group, Inc.
2707 Colby Avenue, Suite 600
Everett, Washington 98201


REQUIRED INFORMATION

Financial Statements and Exhibits

(a)    Financial Statements

        The EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust became effective as of January 1, 1986. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2002 and 2001.

(b)    Exhibits

        23.1     Consent of Sweeney Conrad, P.S.
        23.2     Consent of Deloitte & Touche LLP
        99        Certification Pursuant to 18 U.S.C. Section 1350

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust
(Name of Plan)

Date: July 14, 2003	/s/ Nancy Elliott
(Signature) Name: Nancy Elliott Title: Human Resources, Director EverTrust Financial Group, Inc.


EVERTRUST FINANCIAL GROUP, INC.
401(K) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORTS	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	4

Notes to Financial Statements	5 - 7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

Schedule of Assets Held for Investment Purposes	8


INDEPENDENT AUDITORS' REPORT

To the Savings Plan Committee
EverTrust Financial Group, Inc.
401(k) Profit Sharing Plan and Trust

We have audited the statement of net assets available for benefits of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2001 This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/Sweeney Conrad, P.S.

Sweeney Conrad, P.S.
Bellevue, Washington
June 20, 2002


INDEPENDENT AUDITORS' REPORT

Savings Plan Committee
EverTrust Financial Group, Inc.
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

June 27, 2003


EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

INVESTMENTS AT FAIR VALUE:
Interest-bearing cash	$ 52,566	$ 56,289
Mutual funds	2,969,872	3,191,140
Participant loans	45,854
EverTrust Financial Group, Inc. common stock	1,164,399	827,534

Total investments at fair value	4,232,691	4,074,963

GUARANTEED INVESTMENT CONTRACT	198,452	138,437

NET ASSETS	$4,431,143	$4,213,400

See notes to financial statements.


 EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT LOSS:
Net depreciation in fair value of investments	$ (254,563)
Interest and dividend income	36,382

Total investment loss	(218,181)

EMPLOYER CONTRIBUTIONS	199,396

PARTICIPANT CONTRIBUTIONS, including $82,043 of rollovers	602,658

Total additions	583,873

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	348,968
Administrative expenses	17,162

Total deductions	366,130

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	217,743

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,213,400

End of year	$4,431,143

See notes to financial statements.


 EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002

1.    ORGANIZATION AND DESCRIPTION OF THE PLAN

General - The provisions of the EverTrust Financial Group, Inc. (the "Company") 401(k) Profit Sharing Plan and Trust (the "Plan") were effective January 1, 1986. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older. Employees may begin deferring compensation after 90 days of service and are eligible for Company matches of the deferred contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Participants elect to contribute a certain portion of their compensation, up to 15%, within statutory limits. Per a Plan amendment effective January 1, 2002, participants are eligible to contribute up to 50% of their compensation, within statutory limits. These contributions are paid to the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 100% of the first 2% of all eligible employee contributions and 50% of the next 3 to 6%. Employer matching contributions are funded after each pay period.

The Company may also make discretionary annual profit sharing contributions, which are allocated to all eligible employees based upon their eligible compensation. Profit sharing contributions are funded in the following plan year and placed in participant-directed investments. There was no profit sharing contribution to the Plan for 2002.

Participant Accounts - Individual participant accounts are maintained by Trautmann, Maher & Associates. Each participant's account is increased or decreased by the participant's contribution and the Company's matching contribution, allocations of Plan earnings and losses, and an allocation of administrative fees. Allocations are based on account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - The Plan's assets are invested in 14 investment options managed by Security Trust Company. The options include 12 mutual funds, one guaranteed investment contract, and the Company's common stock. Contributions made by the participants and the Company are allocated to the separate investments as directed by each participant.

Vesting - Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of credited service in accordance with the following schedule: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service, and 100% after six years of service.

Participants become immediately vested in employer contributions upon retirement, death, or total and permanent disability.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the particpant's account and bear interest at rates that range from 6%


to 10%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Loan terms are not to exceed five years unless the loan is for a principal residence, in which case the term is increased to 15 years.

Forfeitures - Forfeitures of terminated participants' nonvested employer matching accounts are used to reduce the employer matching contributions.

Payment of Benefits - Benefits may be distributed upon retirement, death, disability, or termination of employment. Benefits equal to the value of the participant's vested account may be paid in a lump-sum payment or in installments, depending on certain factors as described in the Plan document and at the participants' election.

Administrative Expenses - Trustee and audit fees are paid by the Plan. Record keeping fees are paid by the Company.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies used by the Plan:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets. Actual results could differ from those estimates.

Valuation of Investments - Investments held by the Plan are valued as follows:

a.     Shares in mutual funds are valued at quoted market prices that represent the net asset value as of the last trading day of the year.

b.     Guaranteed investment contracts are valued at contract value.

c.     Company stock is valued at the closing price as of the last trading day of the year.

d.     Member loans and interest-bearing cash are valued at cost, which approximates fair value.

The investment in guaranteed investment contract (GIC) is carried at contract value and represents the Plan's participation in a Met Managed GIC contract offered through MetLife under a group annuity contract. The GIC's guaranteed contract value represents contributions, plus interest (net of any administrative fees of MetLife), less withdrawals. MetLife guarantees that the contract will pay withdrawals initiated by Plan participants up to the amount of the guaranteed value, subject to the terms of the related contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The assets of the Met Managed GIC are invested in various separate accounts. The GIC's market value equals the value of the investments in the related separate accounts. The GIC's market value at December 31, 2002 and 2001, approximated $207,870 and $156,371, respectively. Under the terms of the GIC contract, interest is earned at a fixed rated (net of all MetLife fees) for a fixed period as periodically declared by MetLife, but in no event less than -0-%. The average guaranteed credited rate for the year ended December 31, 2002, for the GIC was 5.6625%. The Plan can elect to end its participation in the GIC at any time. If the Plan elects to end participation, the Plan will receive the lesser of the guaranteed contract value or market value; if the market value is less than the guaranteed contract value, the Plan may have the option of transferring its investment to a fixed rate, fixed maturity


general account contract of MetLife, in which case the Plan's guaranteed value would be maintained. Under New York State insurance law, separate account assets are insulated from the claims of MetLife's general creditors, including other policy holders, in the event that MetLife becomes insolvent.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or purchase date in the current year and either the sales price or the end of year fair value.

Payment of Benefits - Benefits are recorded when paid.

3.     RELATED PARTY TRANSACTIONS

The Plan held 53,783 and 54,443 shares of the Company's stock at December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, the Plan purchased no shares of stock in the Company.

The investment in the GIC contract is managed by Security Trust Company, N.A., the trustee of the Plan.

4.     PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts, and the Plan's assets would be distributed to participants.

5.     TAX STATUS

The Plan obtained a determination letter dated April 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.     INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31:

	2002	2001

Frank Russell LifePoints Eq Agg Str D	$1,518,612	$1,841,161
Frank Russell LifePoints Agg Str D	599,832	754,931
EverTrust Financial Group, Inc. common stock	1,164,399	827,534

* * * * *


EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

		Fair
Issuer	Description	Value

Alliance Technology A	Mutual Fund, 446.173 Units	$ 17,111
Davis NY Venture A	Mutual Fund, 5,952.051 Units	124,636
Deutsch Equity 500 Index	Mutual Fund, 1,756.912 Units	174,039
American Funds EuroPacific Growth A	Mutual Fund, 1,954.054 Units	44,885
Frank Russell Equity II, E	Mutual Fund, 6,066.980 Units	157,924
Frank Russell LifePoints Agg Strat D	Mutual Fund, 79,237.821 Units	599,832
Frank Russell LifePoints Bal Strat D	Mutual Fund, 9,229.538 Units	77,251
Frank Russell LifePoints Agg Strat D	Mutual Fund, 226,997.116 Units	1,518,612
American Funds Growth Fund of America A	Mutual Fund, 5,243.224 Units	96,842
Janus Advisor Worldwide	Mutual Fund, 591.143 Units	12,775
IDEX PIMCO Total Return A	Mutual Fund, 8,503.637 Units	90,734
Van Kampen Emerging Growth A	Mutual Fund, 1,020.869 Units	28,849
Van Kampen Comstock	Mutual Fund, 2,137.954 Units	26,382

TOTAL MUTUAL FUNDS		2,969,872

Metlife Stable Value Fund*	Guaranteed Investment
	Contract, 16,877.652 Units	198,452
EverTrust Financial Group, Inc.*	Common Stock, 53,783
	Shares	1,164,399
Participation loans	Terms from 5 to 15
	Years; Interest at 6% to 10%	45,854
Interest-bearing cash - Schwab	Money Market Fund	52,566

TOTAL		$4,431,143

*Party-In-Interest


Exhibit 23.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-89285 and No. 333-48884 of EverTrust Financial Group, Inc. on Forms S-8 of our report dated June 20, 2002, appearing in this Annual Report on Form 11-K of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust for the year ended December 31, 2002.

                                                                                                                          /s/SWEENEY CONRAD, P.S.

                                                                                            SWEENEY CONRAD, P.S.
                                                                                            Bellevue, Washington
                                                                                            July 8, 2003


Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-89285 and No. 333-48884 of EverTrust Financial Group, Inc. on Forms S-8 of our report dated June 27, 2003, appearing in this Annual Report on Form 11-K of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust for the year ended December 31, 2002.

/s/Deloitte & Touche LLP

Seattle, Washington
July 10, 2003


Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for EverTrust Financial Group 401(k) Profit Sharing Plan and Trust (the "Plan") on Form 11-K for the period ended 12/31/02, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey R. Mitchell, in my capacity as CFO of EverTrust Financial Group and Committee Member of the Plan, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

        1.     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

        2.     The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

                                                                                                                /s/Jeffrey R. Mitchell
                                                                                                                Jeffrey R. Mitchell
                                                                                                                Chief Financial Officer

Dated: July 14, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.
